                                                            [METLIFE LETTERHEAD]

MetLife Investors USA Insurance Company
5 Park Plaza, Suite 1900
Irvine, CA 92614

                                        [DRAFT]

VIA EDGAR TRANSMISSION
----------------------

June __, 2009
Ms. Alison White, Esq.
Division of Investment Management
Office of Insurance Products
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4644

RE: REGISTRATION STATEMENTS ON FORM N-4 FOR METLIFE INVESTORS USA INSURANCE COMPANY AND METLIFE INVESTORS USA SEPARATE ACCOUNT A, FILE NO.
333-152385/811-03365 (SERIES XTRA); FILE NO. 333-54466/811-03365 (SERIES XC);
FILE NO. 333-54464/811-03365 (SERIES VA); FILE NO. 333-54470/811-03365 (SERIES L
AND SERIES L-4 YEAR); FILE NO. 333-60174/811-03365 (SERIES C); FILE NO. 333-137369/811-03365 (SERIES S); FILE NO. 333-125757/811-03365 (MARQUIS
PORTFOLIOS); FILE NO. 333-148869/811-03365 (PIONEER PRISM); FILE NO. 333-148872/811-03365 (PIONEER PRISM L); AND FILE NO. 333-148870/811-03365
(PIONEER PRISM XC); AND

     REGISTRATION STATEMENT ON FORM N-4 FOR METROPOLITAN LIFE INSURANCE COMPANY AND METROPOLITAN LIFE SEPARATE ACCOUNT E, FILE NO. 333-153109/811-04001 (PREFERENCE PREMIER).

Dear Ms. White:

On behalf of MetLife Investors USA Insurance Company ("MLI USA") and Metropolitan Life Insurance Company ("MLIC" and together with MLI USA, the "Companies") and their respective separate accounts, MetLife Investors USA Separate Account A and Metropolitan Life Separate Account E (the "Separate Accounts"), the Companies acknowledge, with respect to the above-referenced filings, that:

     . the Companies are responsible for the adequacy and accuracy of the disclosure in the filings;

     . SEC staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

     . the Companies may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Ms. Alison White, Esq.
June __, 2009
Page 2

If you have any questions or further comments, please call the undersigned at
(949) 223-5680 or Tom Conner at (202) 383-0590.

Sincerely,


----------------------------------------
Richard C. Pearson
Vice President and Associate General
Counsel

cc:  W. Thomas Conner, Esq.
     Lisa Flanagan, Esq.
     Michele H. Abate, Esq.
     John M. Richards, Esq.